Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Publication of Broad-based black economic empowerment annual compliance report

Johannesburg, 1 September 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that in accordance with paragraph 16.21 (g) and Appendix 1 to Section 11 of the JSE Listings Requirements, the
Group’s updated annual compliance report in terms of section 13G (2) of the Broad-Based Black Economic
Empowerment (B-BBBEE) Act 2003, has been published and is available on the Group’s website at
https://www.sibanyestillwater.com/news-investors/reports/regulatory/2022/.
The publication of the annual compliance report prepared pursuant to Section 13G(2) of the B-BBBEE Act, is a
JSE requirement applicable to all listed companies. The mining industry is regulated by the Mineral and Petroleum
Resources Development Act, 2002 and is guided by the Broad-Based Socio-Economic Empowerment Charter for
the South African Mining and Minerals Industry (Mining Charter). The Group’s compliance to the Mining Charter is referenced in our 2021 Integrated Report, available on the website at
https://www.sibanyestillwater.com/news-investors/reports/annual/2021/
.

The Group is pleased to advise shareholders that consistent with its commitment to transformation and continuous improvement, it has improved its B-BBEE rating from a level 8 to a level 7 under the Codes of Good Practice on
Black Economic Empowerment gazetted on 11 October 2013.
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”)
future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in
Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and
Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-
looking statement (except to the extent legally required).